Norske Skog
Skogn

07027967

FILE No.: 82-5226

Skogn, 29 October 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
USA

Attention: Office of International Corporate Finance

Re: Rule 12g3-2(b) submission by Norske Skogindustrier ASA

SUPPL

Ladies and Gentlemen:

I refer to the above referenced exemption pursuant to Rule 12g3-2(b) (the "*Rule*") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Norske Skogindustrier ASA.

I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act the following materials:

(1) *Presentation material for investors, dated Sept/Oct, 2007*

(2) *Company press release, "Currency effects etc., in Q3 2007", dated October 18, 2007*

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,
Norske Skogindustrier ASA

Oddrunn Ringstad

PROCESSED
NOV 2 0 2007
THOMSON
FINANCIAL

11/19

Norske Skogindustrier ASA
Skogn

7620 Skogn
Telefon: 74 08 70 00
Telefaks: 74 08 71 00
E-mail: skogn@norskeskog.com

Foretaksregisteret:
NO 911 750 961 MVA

NS EN-ISO9001 certified No S01
NS EN-ISO14001 certified No S012

Norske Skog

Investor Material

Sept/October, 2007

Norske Skog

Main focus areas


Improve our core business
Restructure our core business
Develop new business

2

Norske Skog

Existing core business is first priority

Improve our core business

- Full focus on the profit improvement program
- Special attention on China
- Stronger market focus and capacity management
- Continuous improvement
- Change management
- Curtailments in 2007 and 2008

Norske Skog

Restructuring is vital in the long run

Restructure our core business

- Adapt to the global market development
- Create platforms for necessary industry restructuring
- Improving cash flow
- Pisa PM2

Norske Skog

Broadened business perspective

- Open approach to new ideas
- Bio energy
  - Biodiesel
  - Biomass exploitation at Norske Skog Skogn and Norske Skog Jeonju
  - Bio fuel opportunities at Norske Skog Pisa
- New initiative within recycled paper


Develop
new
business

Norske Skog

Capacity by regions – 2007 vs early 2005

Same tonnage – 6.5 mill tonnes, but significant regional change

2007


Norway
23 %
Eur. Cont.
30 %
South Am.
5 %
Austral
asia
14 %
Asia
28 %

1H 2005


North Am.
9 %
Norway
27 %
Eur. Cont.
31 %
South Am.
5 %
Austral
asia
15 %
Asia
13 %

6

Norske Skog

PROFORMA DEBT MATURITY SCHEDULE


PROFORMA DEBT MATURITY SCHEDULE
Norske Skog
Potential repayment

- 2007 maturity is adjusted for debt repaid since 30.06, the majority of the remaining amount will be rolled to 2008
- Potential repayment of loans maturing in 2010
- Depending on market conditions, US bond of USD 600 mill maturing in 2011 may be partly refinanced during 2008
- Credit facilities of approx. NOK 6.2 bn are undrawn at present
- Covenants in bank debt:
  - -Gearing < 1.4
  - -Net tangible worth > NOK 9 bn

7

Norske Skog

Norske Skog

Market Overview, September 2007

Norske Skog

A global market, but regionalised



Europe
Low-growth, over-capacity on magazine paper
Challenging to export profitably
Restructuring potential
Asia
High growth
Over-capacity in China
Not low cost for exports
Australasia
Low-cost production
North-America
Declining demand and overcapacity NP
Challenging to export profitably
South-America
Low-cost fibre
Increasing demand

9

Norske Skog

Publication Paper
Regional Demand 2006 & Growth 2006 vs. 2005



Tonnes 000
16 000
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
+2.0%
+2.2%
-4.1%
-0.3%
+3.0%
+2.6%
+7.6%
+6.1%
-4.8%
-5.6%
Europe
North America
Asia
Latin America
Australasia
Newsprint
Magazine

Sources: Cepiprint, PPPC, NSI
Newsprint including improved grades
Magazine including SC-Paper and CMR

10

Norske Skog

Main Trade Flows 2006 Standard Newsprint


W.Europe
Demand: 9 264
Domestic Del: 8 385
Total Del: 9 608
E.Europe
Demand: 1 840
Domestic Del: 1 399
Total Del: 2 614
N. America
Demand: 9 765
Domestic Del: 9 623
Total Del: 11 865
Asia
Demand: 12 885
Domestic Del: 10 861
Total Del: 11 035
L.America
Demand: 1 836
Domestic Del: 838
Total Del: 862
Africa
Demand: 703
Total Del: 398
Australasia
Demand: 829
Total Del: 739
441
466
406
627
492
845
118
888
86

11

Main Trade Flows 2006 Magazine paper


W. Europe
Demand: 10 370
Domestic Del: 10 299
Total Del: 14 263
E.Europe
Demand: 1 210
Domestic Del: 80
N. America
Demand: 8 502
Domestic Del: 7 039
Total Del: 7 180
Asia & Oceania
Demand: 3 827
Domestic Del: 2 810
L.America
Demand: 578
Domestic Del: 198
1 130
1 408
298
82
983

12 Source: PPPC Printing & Writing Forecast – April 2007

Demand changes 2007 vs 2006
Europe : YTD August, elsewhere YTD July



Standard Newsprint World (YTD July): -1.0%

	Standard Newsprint	Standard & Improved Newsprint	Magazine Paper	Total
W. Europe	0,2%	(0,8%)	2,6%	0,8%
E. Europe	(2,0%)	(1,7%)	18,6%	5,4%
Europe Total	(0.2%)	(0.9%)	4,1%	1,4%

North America

Standard Newsprint	Standard & Improved Newsprint	Magazine Paper	Total
(10.4%)	(9.2%)	3.3	(4.4%)

Standard Newsprint China	Standard Newsprint S Korea
6.6%	3.0%

Standard Newsprint Far East Total
1.0%

Australasia

Standard Newsprint	Standard & Improved Newsprint	Magazine Paper	Total
5.1%	4.3%	25.7%	9.6%

S America

Standard Newsprint South America
0.6%

13

Norske Skog

Quarterly deliveries from NA to Europe


North American market share in Europe
NA exports to Europe
Market share in %
Tonnes ir
250
200
150
100
50
-
8 %
7 %
6 %
5 %
4 %
3 %
2 %
1 %
0 %
Q1-2004
Q2-2004
Q3-2004
Q4-2004
Q1-2005
Q2-2005
Q3-2005
Q4-2005
Q1-2006
Q2-2006
Q3-2006
Q4-2006
Q1-2007
Q2-2007

14

Sources. PPPC

Norske Skog

Newsprint Paper Prices in 45g and in EUR/t Europe and North America



€ 800
€ 750
€ 700
€ 650
€ 600
€ 550
€ 500
€ 450
€ 400
€ 350
€ 300
Europe
USA
85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 0 1 2 3 4 5 6 7

15

Newsprint market in Asia & China

- Strong historical growth in many Asian countries, which is expected to continue
- Significant new capacity coming online in China:
  - 1.5-2 mill tonnes in 2006-2008
  - Low prices
- Compelling long term potential in China
  - Growth driven by increase in readership and GDP
  - Limited prospects for substitution by Internet due to lack of infrastructure and high costs
  - Strong growth despite restrictions on advertising and editorial writing
  - Large number of small and inefficient newsprint mills – *closure* of capacity will happen

Daily Copies Sold in the 5 Largest Markets



Copies sold M
120
100
80
60
40
20
0
100
79
70
53
22
China
India
Japan
USA
Germany

Source: World Association of Newspapers.

Regional Per Capita Newsprint Consumption



Kilogram / Capita
50
40
30
20
10
0
48
43
38
35
35
35
34
33
30
27
26
15
4
2
1
1
Hong Kong
Sweden
Norway
UK
Canada
USA
Australia
Singapore
Japan
S Korea
Germany
Taiwan
Thailand
China
Indonesia
India

Source: PPPC, research reports.

16

Norske Skog

Cost development
Improvement program

Norske Skog

Total cost breakdown - 2006

Total cost



Distribution
10 %
Depreciation
12 %
Other cost
12 %
Labour cost
12 %
Energy
18 %
Raw materials
36 %
Raw materials
25 % (9%)
30 % (11%)
10 % (4%)
35 % (12%)
Wood
Recovered paper
Kraft pulp
Chemicals etc.

18

Norske Skog

Norske Skog: A balanced raw material base



Total capacity:
News
5,1
2,8
2,3
Mag
1,4
0,8
0,6
Production based on:
Recovered paper
Wood
Fillers, coating, mkt pulp
News
LWC
SC
News
News
News

19

Wood consumption 2006

Wood consumption ~ 6,4 mill. m3



13 %
1 %
41 %
20 %
25 %
Norway
Continental Europe
Australasia
South America
Asia



34 %
66 %
Roundwood
Chips

20

Recovered paper prices in Germany (CEPI) 2002 – 1 HY 2007 – Old newspapers/magazines



140,0
130,0
120,0
110,0
100,0
90,0
80,0
70,0
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2
2 002
2 003
2 004
2 005
2 006
2 007

21

Norske Skog

Energy consumption by source and region



Energy consumption (excluding self generated thermal)
~ 19 Twh (= 19 billion kWh)
15 %
27 %
58 %
Electricity
Gas & Oil
Coal & Bio & Steam
18 %
24 %
21 %
6 %
31 %
Norway
Continental Europe
South America
Australasia
Asia

22

Norske Skog

Norske Skog's Long-term Electricity Hedging & Consumption



Volume TWh
12
11
10
9
8
7
6
5
4
3
2
1
0
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
Norw ay
Australasia
South America
Cont. Europe
Consumption

1.5 TWh el consumption in Asia is not hedged, but markets are regulated.

Profitability Improvement Program, Q2 2007

Adjusted EBITDA development Quarterly average 2005 - Q2 2007



NOK million
1 400
1 200
1 000
800
600
400
200
0
1 002
250
490
17
350
1 129
Adjusted EBITDA, quarterly average 2005
Sales price
Cost increase
Other
Profitability Improvement Q2 2007
Adjusted EBITDA Q2 2007

Cost breakdown by main cost categories; market costs (calculated by using external indices)


Q2 2007 vs Average 2005
Input cost and revenue impacts on improvement program, annualized
NOK million
2 500
2 000
1 500
1 000
500
0
338
324
558
166
196
371
1 953
1 016
Wood
Recovered paper
Energy
Pulp
Other Production Costs
Fixed Costs
Total cost adjustment
Sales price adjustment

25

Norske Skog

Norske Skog

Appendix: Detailed market information

Norske Skog

Newsprint & OUNC - Europe

OUNC = Improved newsprint & other uncoated publication papers

- Demand in Europe:
  - **Q2 07/Q2 06: -1.5%**
  - **YTD Aug: -0.9%**
- Total deliveries from W. Europe:
  - **Q2 07/Q2 06: -3.8%**
  - **YTD Aug: -3.1%**
- Total deliveries of Newsprint from N. Am to West Europe:
  - **YTD July: +68 %**
  - Volumes back to levels in 2004/2005
- Reference price Newsprint Aug: €550/mt, + 4% from Dec '06



NP+OUNC Demand in Europe
1000 tonnes
4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
0
2002 Q2
2003 Q2
2004 Q2
2005 Q2
2006 Q2
2007 Q2



Newsprint, 45 g/m², Germany
EUR
700
650
600
550
500
450
400

27

Newsprint - North America

- Std. Newsprint Demand:
  - **Q2 07/Q2 06: -9.6%**
  - **YTD July: -10.4**
- Uncoated Mech Papers (ex SC) Demand:
  - **Q2 07/Q2 06: -11.04%**
  - **YTD July: - 5.7%**
- Combined Std NP & Uncoated Mech (ex SC) Demand:
  - **Q2 07/Q2 06: -10.0%**
  - **YTD July: -9.2%**
- Reference price Newsprint August:
  - \$570/mt for 48.8g/m²,
    -\$55 since March 07
    -\$90 since December 06



Newsprint + Uncoated Mechanical (without SC grades) Demand in North America
1000 tonnes
4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
0
2002 Q2
2003 Q2
2004 Q2
2005 Q2
2006 Q2
2007 Q2



Newsprint, 48.8 g/m², US East Coast
USD/t
August 2007

28

SC Magazine Paper - Europe

- Demand in Europe:
  - **Q2 07/Q2 06: +1.2%**
  - **YTD Aug: +4.7%**
- Total deliveries from Europe:
  - **Q2 07/Q2 06 : +2.0 %**
  - **YTD Aug: +3.3%**
- Reference price SC August:
  - €590/mt in Aug 07, unchanged since Feb '07, -20€ since Dec '06


SC Magazine Demand in Europe
1000 tonnes
1 250
1 000
750
500
250
0
2002 Q2
2003 Q2
2004 Q2
2005 Q2
2006 Q2
2007 Q2


SC, 56 g/m² roto, Germany
EUR
800
750
700
650
600
550
500

29

CMR Magazine Paper - Europe

CMR = Coated Mechanical Reels (LWC, MWC & HWC)

- Demand in Europe:
  - **Q2 07/Q2 06: +1.3%**
  - **YTD Aug: +3.9%**
- Total deliveries from Europe:
  - **Q2 07/Q2 06: -3.0%**
  - **YTD Aug: -0.3%**
- Reference price CMR August 07 :
  - €660/mt, unchanged since Feb '07
  - -20€ since Dec '06


CMR Demand in Europe
1000 tonnes
2 500
2 000
1 500
1 000
500
0
2002 Q2
2003 Q2
2004 Q2
2005 Q2
2006 Q2
2007 Q2


EUR
1000
950
900
850
800
750
700
650
600

30

Asia
YTD July '07 vs YTD July '06

- Demand standard newsprint
  - Far East total: + 1.0%
  - Far-East ex Japan: + 2.3%
  - China: + 6.6%
  - South Korea: + 3.0%
  - India: +2.0%

- Prices (Q3 '07):

▪ Korea	USD	654	(45 gsm)
▪ China	USD	512	(48.8 gsm excl. Vat)
▪ India	USD	615	(45 gsm)
▪ Hong Kong	USD	568	(48.8 gsm)

31

Norske Skog

Australasia
YTD July '07 vs YTD July '06

- Demand:
  - +5,1% for standard newsprint
    - Compared with low demand 1. HY 2006

- Prices:
  - Australia: Newsprint down 7% from July '07
  - New Zealand: Newsprint up 6,5 % from January '07

32

Norske Skog

South America
YTD July '07 vs YTD July '06

- Demand – standard newsprint
  - Regional demand: +0.6
  - Brazil demand: - 2.0% YTD June
    - Inventory adjustments at customers disguise underlying increase in consumption
- Prices
  - Downward pressure on prices in Brazil eased off during Q2
  - Price Brazil : USD 629 in September.

33

Norske Skog

Norske Skog

Brief Introduction

Norske Skog

Norske Skog Headlines

- **World's second largest producer of newsprint*), fourth largest of magazine paper:**
  - 19 mills in 14 countries
  - Capacity based on ownership: 6.5 mill tonnes
  - Revenue (2006) ~ NOK 28.8 billion
- **The most global paper company:**
  ~ *50 % of the capacity outside of Europe:*
  - Well positioned to capitalize on growth markets and to utilize low-cost fibre
- **Liquid share, Market Cap ~ NOK 10.3 billion**
  Foreign ownership ~ 65%



*) Pending merger of Abitibi and Bowater

35

Norske Skog

Our Products

Newsprint

- Standard and improved grades for daily newspapers, free newspapers, advertising supplements
- Second largest global producer of newsprint
- World-wide operations, ex. North America



Magazine Paper

- Magazine paper for magazines, periodicals and advertising purposes
- European operations only
- Two different grades:
  - SC - uncoated paper (supercalendered)
  - CMR - coated paper



36

Norske Skog

The world of Norske Skog



Skogn
Follum
Saugbrugs
Parenco
Walsum
Steti
Golbey
Bruck
Chongwon
Jeonju
Hebei
Shanghai
Sing Buri
MNI (34%)
Albury
Boyer
Tasman
Pisa
Bio Bio

37

Norske Skog

The largest producers of newsprint and magazine paper



Newsprint
1 000 t/year
Abitibi-Bowater
17 % pending Merger
8114
Norske Skog
10 %
4946
Stora Enso
7 %
3295
UPM
6 %
2840
Nippon
4 %
1861
0
2000
4000
6000
8000
10000



Magazine paper
1 000 t/year
UPM
19 %
5105
Stora Enso
18 %
4781
Myllykoski
8 %
2065
Norske Skog
5 %
1410
Burgo
5 %
1265
0
1000
2000
3000
4000
5000
6000

38

Norske Skog

Norske Skog's global capacity

Total capacity ~ 6.475 mill. tons

40 % Norway
60 % Continental Europe


25 %
34 %
15 %
5 %
21 %
Asia
Australasia
South America
Europe - magazine
Europe - newsprint

49 % Norway
51 % Continental Europe

Newsprint: 79 % of total
Magazine: 21 % of total

32 % of total **newsprint** capacity is in Asia

Export share of Norwegian production 90%

Source: Annual report 2006

39

Notification to the Oslo Stock Exchange

Currency effects etc., in Q3 2007

Norske Skog will announce its accounts for the third quarter of 2007 on Friday 2 November at 08.00 CET.

There will be a webcasted presentation at the company's premises at 13.00 CET on the same day. More information concerning this event will be published on Norske Skog's website www.norskeskog.com.

The silent period preceding the announcement will start on Monday 22 October.

Market and cost effects on the result, and impacts from a strong Norwegian currency

The operating result in third quarter compared with second quarter has been negatively affected by continued price increases on recovered paper measured in local currencies, and somewhat lower selling prices in some markets. As previously reported, there has been a price reduction of 7 per cent in Australia as of 1 July 2007.

Currency effects, to a large degree from a stronger Norwegian currency, have in total reduced the operating result by about NOK 100 million compared with the second quarter. This consists of a negative consolidation effect on the operating income of about NOK 200 million and a positive consolidation effect on the operating costs of about NOK 150 million. In addition, there is a negative translation difference on accounts receivable of about NOK 50 million.

Result effects from energy hedging and currency effects under financial items

The net result from energy hedging related to Norske Skog's energy contracts is a gain of about NOK 70 million in the third quarter. This consists of unrealised changes in value on the long-term energy contracts in Norway and Brazil, related to underlying derivatives. The amount has been included in the operating result, but not in the business segments, and has no cash effect.

Currency effects, included under financial items, make up a gain of about NOK 370 million in total. Of this, about NOK 180 million are related to gains from cash flow hedging, whereas the rest is mainly gains from currency loans, which cannot be recorded directly against equity under the accounting regulations.

Norske Skog's trade-weighted currency basket ("The Norske Skog index") had an average value of 84.8 in the third quarter of 2007, against 87.1 in the second quarter of 2007 and 88.3 in the third quarter of 2006. The end value of the index was 81.3 as of 30 September 2007, against 85.8 as of 30 June 2007. The index started on 1 January 2002.

Oxenøen, 18 October 2007

NORSKE SKOG
Investor Relations

END